SECURITI

17005855

ANNU... (Processing)

FORM X-17A-5
PART III

Section

FEB 27 2017

Washington DC

416

OMB APPROVAL	
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SEC FILE NUMBER
8- 45393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sentinel Financial Services Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One National Life Drive

(No. and Street)

Montpelier	Vermont	05604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip G. Partridge Jr 802-229-7334

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP.

(Name – *if individual, state last, first, middle name*)

101 Seaport Boulevard, Suite 500	Boston	Massachusetts	02210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip G. Partridge Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sentinel Financial Services Company, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO & Financial Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sentinel
INVESTMENTS

One National Life Drive, Montpelier, Vermont 05604 sentinelinvestments.com

Sentinel Financial Services Company's Exemption Report

Sentinel Financial Services Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (1).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2016 without exception.

Sentinel Financial Services Company

I, Philip G. Partridge, Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Vice President & Chief Financial Officer, Financial Operations Principal

Date of report: February 23, 2017

pwc

Report of Independent Registered Public Accounting Firm

To Management of Sentinel Financial Services Company

We have reviewed Sentinel Financial Services Company's assertions, included in the accompanying Sentinel Financial Services Company's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2016 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2016.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 23, 2017

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

Sentinel
INVESTMENTS

One National Life Drive, Montpelier, Vermont 05604 sentinelinvestments.com

Sentinel Financial Services Company's Exemption Report

Sentinel Financial Services Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (1).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2016 without exception.

Sentinel Financial Services Company

I, Philip G. Partridge, Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Vice President & Chief Financial Officer, Financial Operations Principal

Date of report: February 23, 2017

pwc

Report of Independent Registered Public Accounting Firm

To Management of Sentinel Financial Services Company

We have reviewed Sentinel Financial Services Company's assertions, included in the accompanying Sentinel Financial Services Company's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2016 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2016.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 23, 2017

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

Sentinel Financial Services Company
(A Vermont General Partnership)
Index
December 31, 2016

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Sentinel Financial Services Company:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in partners' capital and of cash flows present fairly, in all material respects, the financial position of Sentinel Financial Services Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 23, 2017

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

Sentinel Financial Services Company
(A Vermont General Partnership)
Statement of Financial Condition
As of December 31, 2016

		2016
Assets		
Cash and cash equivalents	$	8,185,181
Distribution fees receivable		1,105,290
Deferred commissions, net of amortization		373,490
Prepaid expenses and other assets		311,697
Property and equipment, net of depreciation		117,686
Commissions receivable		24,952
Other receivables		7,206
Receivables from affiliates		391,647
Total assets	$	10,517,149
Liabilities		
Service fees payable	$	848,918
Accounts payable and accrued expenses		609,508
Payable to affiliates		708,665
Bonus commissions payable		574,487
Total liabilities		2,741,578
Partners' capital		7,775,571
Total liabilities and partners' capital	$	10,517,149

The accompanying notes are an integral part of these financial statements

Sentinel Financial Services Company
(A Vermont General Partnership)
Statement of Operations
Year Ended December 31, 2016

		2016
Revenues		
Distribution fee income	$	13,355,110
Commissions		1,963,555
Investment income		13,322
Total revenues		15,331,987
Operating expenses		
Service fees		9,891,204
Salaries and employee benefits		6,959,729
Bonus commissions		2,312,627
General and administrative		3,730,922
Marketing support		2,126,719
Amortization of deferred commissions		654,059
Commissions		1,657,488
Total operating expenses		27,332,748
Partners' net loss	$	(12,000,761)

The accompanying notes are an integral part of these financial statements

Sentinel Financial Services Company
(A Vermont General Partnership)
Statement of Changes in Partners' Capital
Year Ended December 31, 2016

	SAMI [1]	SASI [1]	Total
Balance, December 31, 2015	$ 7,715,999	$ 60,333	$ 7,776,332
Partners' net loss	(11,412,724)	(588,037)	(12,000,761)
Partners' contributions	11,412,000	588,000	12,000,000
Balance, December 31, 2016	$ 7,715,275	$ 60,296	$ 7,775,571

[1] Sentinel Administrative Services, Inc. ("SASI") is a wholly-owned subsidiary of Sentinel Asset Management, Inc. ("SAMI"). SAMI is a wholly-owned subsidiary of NLV Financial Corporation ("NLVF").

The accompanying notes are an integral part of these financial statements.

Sentinel Financial Services Company
(A Vermont General Partnership)
Statement of Cash Flows
Year Ended December 31, 2016

	2016
Cash flows from operating activities	
Partners' net loss	$ (12,000,761)
Adjustments to reconcile Partners' net loss to net cash used in operating activities:	
Depreciation	32,184
Deferred commissions	(658,696)
Amortization of deferred commissions	654,059
Changes in assets and liabilities:	
Distribution fees receivable	123,654
Prepaid expenses and other assets	(39,432)
Commissions receivable	(17,041)
Other receivables	(6,721)
Receivables from affiliates	(254,251)
Service fees payable	(37,541)
Accounts payable and accrued expenses	54,633
Payable to affiliates	(135,967)
Bonus commissions payable	47,114
Net cash (used in) operating activities	(12,238,766)
Cash flows from investing activities	
Cost of investments acquired	(75)
Purchase of furniture and equipment	-
Net cash (used in) investing activities	(75)
Cash flows from financing activities	
Contributions from partners	12,000,000
Net cash provided by financing activities	12,000,000
Net decrease in cash and cash equivalents	(238,841)
Cash and cash equivalents	
Beginning of year	8,424,022
End of year	$ 8,185,181

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

Sentinel Financial Services Company (the "Company" or the "Partnership") is a Vermont General Partnership which was formed on December 11, 1992 and commenced operations on March 1, 1993. The Company is a registered broker-dealer with the partners' capital held by SAMI and SASI as of December 31, 2016. The Company is a member of the Financial Regulatory Authority ("FINRA"). Pursuant to the Company's distribution agreement to serve as the principal underwriter of the Sentinel Group Funds, Inc. (the "Funds"), the Company earns fees from the distribution of shares of the Funds which are registered investment companies. The Company distributes such shares through affiliated and non-affiliated broker-dealers and registered representatives, some of whom are also insurance agents of NLVF subsidiaries. Commissions are earned on distribution of shares of the Funds.

Under the general partnership agreement dated March 1, 1993 between Sentinel Financial Services, Inc. ("SFSI") and SAMI, and amended effective March 27, 1995 and December 30, 2005, each partner's share of profit or loss was based on ownership rates of 95.1% and 4.9% for SFSI and SAMI, respectively. SFSI was dissolved as a legal entity on March 31, 2015. In order to accommodate the dissolution, SAMI initiated a capital contribution of its 4.9% interest in the Partnership to SASI. Immediately following the capital contribution, SFSI was dissolved and SAMI assumed all of SFSI's remaining assets and liabilities as of the date of dissolution. The assets that were assumed by SAMI included SFSI's 95.1% interest in the Partnership and the partnership agreement was amended effective March 31, 2015 to reflect these changes.

The Company is required to make quarterly distributions of its net operating cash flow as defined in the general partnership agreement within 90 days after the end of each calendar quarter. Although the agreement provides that the distribution may be an amount equal to the estimated total amount of taxes on income of the partner having the highest total rate of taxation, cash distributions are generally made to each partner in the same proportion as profit and losses of the Company are allocated to the partners. In the event there are no positive net operating cash flows during a calendar quarter, then distributions are not made to the partners.

In the event of liquidation, but after satisfaction of all partnership obligations, the Company will distribute the net proceeds from any sales of assets in the same ratio of profits and losses allocated to the partners for the six full months preceding the completion of sale.

2. Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"). Preparing financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect reported amounts and related disclosures. Actual results may differ from those estimates.

Revenue and Expense Recognition
Customers' security transactions and the related commission income and expenses are recorded on a trade date basis.

Distribution fees are recognized in the period in which the services have been performed. These fees are earned based on a percentage of assets under management and are paid to the Company on a monthly basis.

Cash and Cash Equivalents
Cash and cash equivalents are comprised of funds on deposit and investments in money market mutual funds.

Distribution Fees
Distribution fee revenue results from compensation related to the distribution of the Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940. Under the terms of an agreement with the Funds, the Company is paid on a monthly basis for these fees.

Deferred Commissions
Certain sales of the Funds, as detailed in the prospectus, generate an advanced sales commission paid by the Company to the broker-dealer of record. These commissions are recovered by ongoing monthly distribution fees received from the Funds or through charges upon redemption of the shares by the shareholders. The Company records the payment to the broker-dealer initially responsible for the sale as a "Deferred Commissions, net of amortization" asset, which is then amortized over the contingent deferred sales charge ("CDSC") period, for "A" shares, and over the CDSC period or until redemption, whichever is shorter, for the "C" shares. The CDSC period for "A" and "C" shares is the twelve month period after the initial sale.

Prepaid Expenses and Other Assets
Includes insurance, software maintenance, annual licensing fees, and represents payments in advance of services rendered. These advance payments are expensed as incurred. Other assets include escrow deposits held by the Company, to protect against overdraft positions, and a cost method investment in common stock.

2. Significant Accounting Policies (continued)

Property and Equipment

Property and equipment is reported net of depreciated cost. Assets are depreciated over their useful life using the straight-line method of depreciation. The table below outlines the useful life for each asset class:

Asset Class	Years
Equipment	5
Internally Developed Software	5-10
Furniture	7

Commissions

Commission revenue includes commissions earned on fund share sales, CDSC on qualifying redemptions, and commissions earned on shareholder accounts where the Company acts as their broker-dealer. A CDSC is assessed when a customer redeems shares subject to a CDSC, as outlined in the prospectus.

A portion of the commission revenue recognized by the Company is paid by the Company as a commission expense to the broker-dealer initially responsible for the sale. The broker-dealers of record are either external to the Company or are registered representatives of Equity Services, Inc. ("ESI"), a wholly-owned subsidiary of NLVF. This expense is described in the Funds' prospectuses as a dealer reallowance which varies based on the size and investment strategy of the mutual fund share(s) sold.

Other Receivables

Other receivables include amounts due from the Funds for reimbursement of shareholder report expenses, securities in process receivables, and any other receivables.

Receivables from and Payables to Affiliates

Receivables from affiliates include expenses paid by the Company that are reimbursed by SASI and settled in the normal course of business.

Payables to affiliates primarily consist of balances due to National Life Insurance Company ("NLIC") and NLVF, based on the intercompany expense sharing agreements with the corresponding companies, and revenue sharing fees to ESI. NLIC is a wholly-owned subsidiary of NLVF.

Service Fees

Service Fees represent the sales commission and service fees ("12b-1" fees) incurred to the broker-dealers of record to compensate for ongoing costs of servicing the shareholder.

Bonus Commissions

Bonus commissions consist of compensation earned by the Company's sales personnel.

2. Significant Accounting Policies (continued)

Salaries and Employee Benefits
Salaries and employee benefits includes ongoing compensation, associated payroll taxes and annual incentive compensation paid to employees.

Investment Income
The Company's excess cash is invested in money market funds which earn income in the form of distributions from these funds. The Company also earns interest income on certain cash accounts.

General and Administrative
General and administrative expenses represent costs to the Company incurred as a result of managing the Company. These costs include recruiting and training, marketing, legal fees and licenses, depreciation, software maintenance, outsourced services, consulting services, printing and postage, travel, rent and other miscellaneous expenses. The marketing expenses included in general and administrative expenses are related to media advertising, creation of shareholder reports, sales conferences, and due diligence meetings. NLVF and its wholly-owned subsidiary, NLIC, provide the Company with occupancy, information technology, administrative services and access to its distribution network. The charges for these services and other shared services are determined by the NLIC and NLVF expense sharing agreements and the allocation methodologies employed are applied uniformly across National Life Group and all of its affiliates, including the Company.

Marketing Support
Marketing support consists of additional contractual payments to external broker-dealers or ESI which are negotiated separately from the sales commissions and 12b-1 fees. These payments may include components of revenue sharing, marketing support, additional sales and service fees, and retention fees.

Income Taxes
In accordance with provisions of the Internal Revenue Code, the Company qualifies as a partnership for income tax purposes and no taxes are levied at the partnership level.

Subsequent Events
The Company has evaluated events subsequent to December 31, 2016 and through the financial statement issuance date of February 23, 2017. The Company has not evaluated subsequent events after the issuance date for presentation in these financial statements.

3. Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*. The objective of the amendments in this update was to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 for entities that file financial statements with the Securities and Exchange Commission to fiscal years beginning after December 15, 2017. The Company is evaluating the effects of this guidance in consideration of forthcoming applicable industry guidance from the American Institute of CPA's Revenue Recognition Task Force.

4. General and Administrative Expense

General and Administrative Expense is comprised of the following:

	2016
Travel	$ 1,129,673
Software maintenance & data systems	1,103,315
Marketing, promotions & materials	325,455
Consulting	27,806
Advertising	220,281
Printing, postage & supplies	301,850
Recruiting, licensing & training	130,737
Rent	62,962
Allocated expenses	162,830
Depreciation	32,184
Clearing fees	75,223
Insurance	46,619
Public accountant fees	46,576
Other	65,411
	$ 3,730,922

5. Net Capital and Reserve Information

The Company, as a registered broker-dealer, is subject to the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 ("the Act"), as amended, which requires minimum "net capital" of the greater of $25,000 or 6 2/3% of "aggregate indebtedness," subject to a maximum allowable ratio of "aggregate indebtedness" to "net capital" (as the terms are defined) of 15.0 to 1.0. See the Supplemental Schedule for the calculation of aggregate indebtedness and net capital.

5. Net Capital and Reserve Information (continued)

The terms of Rule 15c3-1 exclude certain assets from capital in the calculation of aggregate indebtedness, net capital, and the ratio of aggregate indebtedness to net capital which at December 31, 2016 are as follows:

Net Capital	$ 6,215,218
Aggregate indebtedness	2,741,578
Net capital requirement	182,772
Excess Net Capital	6,032,446
Percentage of aggregate indebtedness to net capital	44%

6. Exemption from Rule 15c3-3

The Company's business is limited to redeemable securities of registered investment companies. Accordingly, the Company claims that the reserve provisions of Rule 15c3-3 of the Act do not apply under the exemption allowed by paragraph (k)(1) of such rule and the Company has not included the schedules "Computation for Determination of Reserve Requirement under Rule 15c3-3" or "Information relating to Possession or Control Requirements under Rule 15c3-3".

7. Property and Equipment

Property and equipment owned by the Company at December 31, 2016 comprise:

	2016
Property and equipment	$ 1,380,259
Accumulated depreciation	(1,262,573)
Net furniture and equipment	$ 117,686

Depreciation expense for the year ended December 31, 2016 was $32,184.

8. Related Party Transactions

It is possible that the terms of the transactions mentioned below are not the same as those that would result from transactions among unrelated parties.

Commissions and Distribution Fees Earned from the Sale of the Funds
Pursuant to the distribution agreement to serve as the principal underwriter for the Funds, the Company receives a sales charge (front-end load) on the sales of the Funds' Class A-shares. During the fiscal year 2016, the Company recognized $1,848,003 in commission revenue from the sales of these shares and $59,146 in additional house commission revenue for certain distribution services provided by the Company. Commission expenses incurred on A-shares totaled $1,657,488 in 2016.

8. Related Party Transactions (continued)

Commissions and Distribution Fees Earned from the Sale of the Funds (continued)
For the year ended December 31, 2016, the Company recognized $56,406 from CDSC assessed upon redemption from the Funds' "A" and "C" shares, which are included in commission revenue. Commission receivable due from the designated transfer agent for the Funds at December 31, 2016 was $24,952.

Under the terms of the Company's distribution plans with the Funds, the Company recognized a combined $13,355,110 from the Funds for providing distribution and other services for the year ended December 31, 2016. Of these amounts, $9,891,204 represent service fee expenses incurred by the Company from broker-dealers for services rendered, of which $1,697,000 was related to ESI. The balance due to the Company from the Funds for distribution fee revenue at December 31, 2016 was $1,105,290. The Company had a service fees payable balance of $848,918 to broker-dealers as of December 31, 2016, of which $145,000 was the accrued payable balance owed to ESI.

For the year ended December 31, 2016, the Company paid $658,696, of which $25,124 was paid to ESI, in deferred commissions on class "A" and "C" shares. These advanced commissions were paid to ESI and other external broker-dealers in the form of dealer reallowances. As of December 31, 2016, the deferred commissions balance, net of amortization, was $373,490, of which $12,184 was related to ESI.

Marketing Support
Effective May 23, 2005 the Company and ESI executed an amendment to their Dealer Agreement with respect to the Funds. The Company agreed to pay additional fees to ESI, based on sales and assets under management, in exchange for the opportunity to provide education and marketing support. The marketing support fees for the year ended December 31, 2016 were $435,642. The balance due to ESI related to these fees was $39,395 for the year ended December 31, 2016 and is included in Payable to Affiliates.

Allocated Expenses
The Company is allocated a portion of expenses for personnel and other functions that are incurred by NLIC for the support of National Life Group's various affiliates and subsidiaries. The expenses allocated to the Company for these services, as per the NLIC expense sharing agreement, were $162,830 for the year ended December 31, 2016, and are included in the Company's general and administrative expenses.

The Company also shares employees and facilities with the affiliated companies of National Life Group. The Company was allocated $62,962 in occupancy expenses for the year ended December 31, 2016.

Payable to affiliates included $522,191 and $145,705 due to NLIC and NLVF respectively, as of December 31, 2016. The payable balances are related to expense allocations, reimbursements for direct costs paid by NLIC on the Company's behalf and payroll and other employee costs.

8. Related Party Transactions (continued)

Partners' Contributions

Historically, the Company has experienced losses from operations. The Company receives sufficient equity contributions from its partners to enable it to meet its contractual obligations as they become due. The Company's partners have made combined capital contributions of $12,000,000 for the year ended December 31, 2016.

9. Contingencies and Legal Matters

In the ordinary course of business, the nature of the Company's business subjects itself to claims, lawsuits, regulatory examinations and other proceedings. The results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company.

Sentinel Financial Services Company
(A Vermont General Partnership)
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

	2016
Net capital	
Total ownership equity from Statement of Financial Condition	$ 7,775,571
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	7,775,571
Deduct	
Securities and/or other investments not readily marketable	13,761
Investment in and receivables from affiliates, subsidiaries and associated partnerships	391,647
Property, furniture and equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation	117,686
Other assets	957,259
Total non-allowable assets	1,480,353
Net capital before haircuts on securities positions and other deductions	6,295,218
Less: Haircut on cash equivalents	(80,000)
Net capital	$ 6,215,218
Computation of aggregate indebtedness	
Accounts payable, accrued liabilities, expenses and other	2,741,578
Total aggregate indebtedness	$ 2,741,578
Computation of basic net capital requirement	
Minimum net capital required (greater of $25,000 or 6 2/3% of aggregate indebtedness)	$ 182,772
Excess net capital	$ 6,032,446
Net capital less 10% of aggregate indebtedness	$ 5,941,060
Percentage of aggregate indebtedness to net capital	44%

There were no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS Report as of December 31, 2016.

Sentinel Financial Services Company

(A Vermont General Partnership)

Financial Statements with Supplementary Information

As of and for the Year Ended December 31, 2016